**FORM 6-K**
**SECURITIES AND EXCHANGE COMMISSION**
**Washington, D.C. 20549**


**Report of Foreign Private Issuer**


**Pursuant to Rule 13a-16 or 15d-16**
**of the Securities Exchange Act of 1934**


For the month of October 2012
Commission File Number 1-31318

# Gold Fields Limited

(Translation of registrant's name into English)

150 Helen Rd.
Sandown, Sandton 2196
South Africa
(Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F..x... Form 40-F.....

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ..... No ..x...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____



# MEDIA RELEASE

Gold Fields Limited
Reg. 1968/004880/06
150 Helen Road,
Sandown, Sandton,
2196

Postnet Suite 252
Private Bag X30500
Houghton, 2041
South Africa

Tel   +27 11 562 9700
Fax   +27 11 562 9838
www.goldfields.co.za

## FULL TURN-OUT AT GOLD FIELDS' BEATRIX GOLD MINE

**Johannesburg, 18 October 2012:** Gold Fields Limited (Gold Fields) (JSE, NYSE, NASDAQ Dubai: GFI) is pleased to report a full turnout at Beatrix 4 Shaft where the 2,800 striking workers this morning reported for work. This follows the return to work yesterday morning of all 6,200 employees at the 1, 2, 3 Shafts.

Gold Fields on Monday, 15 October, 2012, issued a final ultimatum to striking employees at KDC West and Beatrix, to present themselves for work by no later than 14h00 today, Thursday, 18 October 2012, or face immediate dismissal.

**Enquiries**

Willie Jacobsz
Tel        +27 11 562 9775
Mobile    +27 82 971 9238 (SA)
Mobile    +1 857 241 7127 (USA)
email     Willie.Jacobsz@
          goldfields.co.za

## Enquiries

Willie Jacobsz
Tel:  +27 11 562 9775
Mobile:  +27 82 971 9238
Email:  Willie.Jacobsz@goldfields.co.za

ends


**Notes to editors**

**About Gold Fields**
Gold Fields is one of the world's largest unhedged producers of gold with attributable annualised production of 3.5 million gold equivalent ounces from eight operating mines in Australia, Ghana, Peru and South Africa. Gold Fields also has an extensive and diverse global growth pipeline with four major projects in resource development and feasibility, with construction decisions expected in the next 18 to 24 months.  Gold Fields has total attributable gold equivalent Mineral Reserves of 80.6 million ounces and Mineral Resources of 217 million ounces. Gold Fields is listed on the JSE Limited (primary listing), the New York Stock Exchange (NYSE), NASDAQ Dubai Limited, Euronext in Brussels (NYX) and the Swiss Exchange (SWX).

**Sponsor: J.P. Morgan Equities Limited**

Directors: M A Ramphele (Chair), N J Holland[†]** (Chief Executive Officer), P A Schmidt** (Chief Financial Officer), K Ansah[#], C A Carolus, R Dañino*, A R Hill[≠],
D L Lazaro^, R P Menell, M S Moloko, D N Murray, D M J Ncube, R L Pennant-Rea[†], G M Wilson
[†]British, [≠]Canadian, [#]Ghanaian, *Peruvian, ^Filipino, ** Executive Director
Corporate Secretary: C Farrel

# Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

**GOLD FIELDS LIMITED**

Date:   18 October 2012

By:

Name:   Mr W J Jacobsz
Title:   Senior Vice President:  Investor Relations and Corporate Affairs